FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 1, 2003

Commission File Number 333-66973

AERCO LIMITED

22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

INDEX TO EXHIBITS

Item
1.	Announcement from Moody’s Investors Services regarding ratings of notes issued by Aerco Limited Trust.
24.	Power of Attorney for AerCo Limited.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2003

AERCO LIMITED (Registrant)

By:	/s/ Sean Brennan
Name: Sean Brennan
Title: Attorney-in-Fact

Item 1

Structured Finance Research Rating Action Published 26 Jun 2003

AerCo Limited

New York	New York
Jay Eisbruck	Nicolas S. Weill
Senior Vice President	Senior Vice President
Structured Finance Group	Structured Finance Group
Moody's Investors Service	Moody's Investors Service
Clients: 1.212.553.1653	Clients: 1.212.553.1653

MOODY'S DOWNGRADES NOTES ISSUED BY AERCO LIMITED TRUST
Approximately $1.2 Billion of Asset-Backed Securities Downgraded.

Moody's Investors Service announced today that it has downgraded its ratings on seven classes of notes issued by Aerco Limited Trust (Aerco). The Notes were issued out of Aerco Limited Trust, a Jersey trust.

The complete rating action is as follows:

Issuer: Aerco Limited Trust

US $565 Million Class A-3 Floating Rate Notes due July 15, 2025, downgraded to A1 from Aa2;

US $235 Million Class A-4 Floating Rate Notes due July 15, 2025, downgraded to A1 from Aa2;

US $85 Million Class B-1 Floating Rate Notes due July 15, 2023, downgraded to Baa2 from A2;

US $80 Million Class B-2 Floating Rate Notes due July 15, 2025, downgraded to Baa2 from A2;

US $85 Million Class C-1 Floating Rate Notes due July 15, 2023, downgraded to Ba3 from Baa2;

US $80 Million Class C-2 Floating Rate Notes due July 15, 2025, downgraded to Ba3 from Baa2;

US $100 Million Class D-2 Fixed Rate Notes due July 15, 2025, downgraded to B3 from Ba3.

Moody's said that Aerco has experienced a limited decline in lease revenues over the past six months. The decline in revenues is attributable to a number of non-cash flow generating aircraft, the restructuring of existing leases, and the renewals of expiring leases at significantly lower levels. Moody's believes that lease revenues may drop by more than 20% in the next 18 months and are expected to remain at these levels in the foreseeable future, since many of the new leases may be contracted at reduced lease rates. The current lease pool is comprised of older narrowbody aircraft and has exposure to bankrupt airlines and other low credit quality lessees.

Moody's noted that until recently, Aerco had been retiring principal on the various classes according to their respective schedule. As a result the senior classes of this transaction are protected by the lowest loan-to-value of all securitized pools. However in recent months the transaction has faced more aircraft repossessions and high levels of remarketing expense. In addition, Debis Airfinance, the servicer of this pool, will need to manage a significant number of planes in the coming months. With the portfolio heavily concentrated in 737 classics (over 50% of the pool), it is expected that remarketing the planes in the current environment will be challenging.

The cash waterfall subordinates interest payments to the Classes B, C and D to Class A minimum principal payments. As a result, while the Class A is in a relatively stronger the subordinated Classes will be under pressure in the foreseeable future. Moody's also noted that prior to a Class A event of default, Class A-3 and A-4 receive principal payments only after Class A-2 is fully repaid or under limited circumstances when cash flows are stronger than expected. As a result, Class A-2 is less exposed to reduced lease revenues than other tranches in the transaction. As a result of this structural seniority Moody's have kept the rating for Class A-2 unchanged.

For more information, visit our website at www.moodys.com

ALL INFORMATION CONTAINED HEREIN IS COPYRIGHTED IN THE NAME OF MOODY'S INVESTORS SERVICE, INC. ("MOODY'S"), AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided "as is" without warranty of any kind and MOODY'S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling. Pursuant to Section 17(b) of the Securities Act of 1933, MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,000 to $1,500,000.

MADE IN U.S.A

Item 24

POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an “Attorney-in- Fact”), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the “SEC”) upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002	/s/ G. Adrian Robinson
G. Adrian Robinson

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Peter Sokell
Peter Sokell

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ Kenneth N. Peters
Kenneth N. Peters

	Witness:	/s/ B. C. Robins

Dated: 24 July 2002	/s/ M. John McMahon
M. John McMahon

	Witness:	/s/ B. C. Robins

Dated: 1August 2002	/s/ Sean Brennan
Sean Brennan
	Witness:	Marian Kennedy